Subscription Agreement

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. IT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHER, INVESTORS MUST UNDERSTAND THIS INVESTMENT IS ILLIQUID AND WILL LIKELY BE ILLIQUID FOR AN INDEFINITE PERIOD. NO MARKET EXISTS FOR THE SECURITIES AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP IN THE FUTURE.

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE SECURITIES ACT), OR ANY STATE SECURITIES OR BLUE SKY LAWS. TRUSTWIRE CORPORATION (THE COMPANY) IS OFFERING AND SELLING THE SECURITIES IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH THE COMPANY HAS FILED AN OFFERING STATEMENT (EMBODIED IN THE FORM C) WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION AS A REGISTRATION STATEMENT UNDER THE SECURITIES ACT. THE SEC HAS NOT REVIEWED THE SECURITIES IN ANY WAY. THUS, NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY HAVE APPROVED OR DISAPPROVED THE SECURITIES. NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO PROSPECTIVE SUBSCRIBERS IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY (TRU CROWD LLC) (THE INTERMEDIARY). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

REGULATION CF LIMITS THE AMOUNT INVESTORS MAY INVEST AS SET OUT IN SECTION 4(E). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THE SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY THE SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY OF THIS OFFERING TO EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT, OR ANY OF THE MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY THE OFFERING MATERIALS) OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES, OR AGENTS AS INVESTMENT, LEGAL, OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY, AND THE TERMS OF THIS OFFERING INCLUDING THE MERITS AND RISKS INVOLVED. EACH PERSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT, AND OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX, AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS, AND INFORMATION RELATING TO AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND INDUSTRY. THE COMPANY BASES THESE FORWARD-LOOKING STATEMENTS ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," BELIEVE," "ANTICIPATE," "INTEND," "EXPECT," AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISK AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. THE COMPANY CAUTIONS INVESTORS NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE THEY WERE MADE. THE COMPANY IS NOT OBLIGATED TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE COMPANY PREPARED THE OFFERING MATERIALS SOLELY FOR USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. THE COMPANY MAKES NO REPRESENTATIONS OR WARRANTIES AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS. PROSPECTIVE INVESTORS SHOULD NOT RELY ON THE OFFERING MATERIALS AS A PROMISE OR REPRESENTATION OF THE COMPANY'S FUTURE PERFORMANCE.

THE COMPANY MAY, IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER, MODIFY, AMEND, OR WITHDRAW ALL OR A PORTION OF THE OFFERING. THE COMPANY MAY ALSO ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR ALLOT ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS TO THEIR DATE. NEITHER DELIVERY NOR PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE HAS OCCURRED.

TO: Trustwire Corporation
12154 Darnestown Rd, Unit 238, Gaithersburg, MD, 2087

Prospective Investors,

1) Subscription

a) The undersigned (Subscriber) hereby subscribes for and agrees to purchase through this Subscription Agreement Series Seed Preferred Stock (the Securities), of Trustwire

Corporation (Company), a Maryland corporation, at a purchase price of $2.78 per share (Minimum 36 shares) upon the terms and conditions herein. The rights and preferences of the Series Seed Preferred Stock are set forth in the Amended Articles of Incorporation of Trustwire Corporation and any description of the securities in the Offering Materials is qualified by such document.

b) By executing this Subscription Agreement, Subscriber acknowledges he/she/it has received this Subscription Agreement, a copy of the Offering Statement filed with the SEC, and any other information the Subscriber needs to make an investment decision.

c) At its sole discretion, the Company may accept or reject this Subscription Agreement in whole or in part, at any time prior to a Closing Date (as herein defined). In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the Securities Subscriber has subscribed for. The Company will notify Subscriber whether this Subscription is accepted (in whole or in part) or rejected. If the Company rejects Subscriber's subscription, it shall return Subscriber's payment (or a portion thereof if partially rejected) without interest and all of the Subscriber's obligations herein under shall terminate.

d) The aggregate number of Securities sold shall not exceed 359,713 (the Maximum Offering). The Company may accept subscriptions until 90 days past the first day the shares available to be sold or terminate the offering earlier at the Company's sole discretion (the Termination Date). Any time after the Company receives subscriptions for 17,986 Securities (the Minimum Offering) the Company may at any time close all or any portion of this offering on various dates at or prior to the Termination Date, each a distinct Closing Date. If the Company fails to reach the Minimum Offering the Subscriber shall receive his/her/its investment back according to the policies of the Intermediary.

e) If the Company rejects this Subscription Agreement entirely or if the sale of the Securities or any portion thereof is not consummated for any reason this Subscription Agreement shall have no force or effect.

2) **Purchase Procedure**
   a) <u>Payment.</u> Subscriber shall remit an executed signature page of this Subscription Agreement, simultaneously with payment for the Securities. Signature and delivery may take place electronically. Subscriber's payment and Subscription Agreement signature must comply with the Intermediary's online processes.
   b) <u>Escrow Arrangements.</u> An Escrow Agent will receive payment for the Securities from the Subscriber by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing Date and in accordance with the Intermediary's payment-processing instructions. Upon such Closing Date, the Escrow Agent will release the funds to the Company. The Subscriber shall receive notice and evidence of the digital entry of the number of Securities owned by the undersigned Subscriber reflected on the books and records of the Company and verified by the Transfer Agent, whose books and records will notate the Company sold the Securities in reliance upon Regulation CF.

3) **Company Representations and Warranties.** The Company represents and warrants to the Subscriber that the following are true and correct in all material respects as of each Closing Date, except as otherwise indicated. For the purposes of this Subscription Agreement, an individual is deemed to have knowledge of a particular fact or other matter if such individual is actually aware of such fact or the individual would reasonably acquire such knowledge through the Offering Materials. The Company is deemed to have knowledge of a particular

fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

a) Organization and Standing. The Company is a C-Corporation, duly formed, validly existing, and in good standing under the laws of the State of Maryland. The Company has all requisite authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not materially affect the Company or its business.

b) Eligibility of Company to make an offering under Section 4(a)(6). The Company is eligible to offer securities under Section 4(a)(6) of the Securities Act and rules promulgated thereunder by the SEC.

c) Issuance of Securities. The Company has duly authorized by all necessary corporate action for the issuance, sale, and delivery of the Securities under this Subscription Agreement. The Securities, when issued, sold, and delivered for payment in accordance with this Subscription Agreement, will be duly and validly issued, fully paid, and nonassessble.

d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the communication of the transaction contemplated hereby (including the issuance, sale, and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action. Upon execution hereof, this Subscription Agreement shall constitute a valid and binding agreement, enforceable against the Company in accordance with its terms except: (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally; (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies; and (iii) with respect to provisions relating to indemnification and contribution as limited by considerations of public policy and by federal and state securities laws.

e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4, no order, license, consent, authorization, or approval of, or exemption by, or action by, or in respect of, or notice to, or filing, or registration with, any governmental body, agency, or official is required in connection with the execution, delivery, and performance by the Company of this Subscription Agreement except: (i) for such filings required under Section 4(a)(6) of the Securities Act or the rules thereunder, or any other applicable state securities laws; (ii) for such other filings and approvals as have been made or obtained; or (iii) where the failure to obtain any such order, license, consent, authorization, approval, or exemption, or give any such notice or make any filing or registration would not materially affect the Company's obligations hereunder.

f) Financial Statements. Through the Offering Materials including those filed with the SEC and materials available on the Company's Intermediary page, the Company has made available to the Subscriber complete copies of the Company's required financial statements including the statement of the Company's financial position (the Financial Statements). The Financial Statements are based on the Company's books and records, and present the Company's financial condition as of the respective dates they were prepared and the results of the Company's operations and cash flows for the periods indicated. Fiona Hamza, CPA has audited or reviewed the Financial Statements. It is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding as promulgated by the SEC.

g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

h) Litigation. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge, or investigation before any court, arbitrator, mediator, or governmental body. Or to the Company's knowledge is any such action threatened in writing against: (i) the Company; or (ii) any Company consultant, officer, manager, director, or key employee arising out of his or her consulting, employment, or broad relationship with the Company that could otherwise materially impact the Company.

4) **Representations of the Subscriber**. By executing this Subscription Agreement, Subscriber (and if Subscriber is purchasing the Securities subscribed hereby in a fiduciary capacity, the person or persons for whom the Subscriber is so purchasing), represents and warrants the following are true and complete in all material respects as of the dates of the Subscriber's respective Closing Date(s).

a) Requisite Power and Authority. Subscriber has all necessary power and authority under all applicable laws to execute and deliver this Subscription Agreement and other agreements required hereunder to carry out their provisions. Subscriber shall undertake and deliver all necessary action to execute this Subscription Agreement prior to the applicable Closing Date. Upon execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of the Subscriber, enforceable in accordance with its terms except: (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other laws of general application affecting enforcement of creditors' rights; and (ii) as limited by general principles of equity that restrict the availability of equitable remedies.

b) Investment Representations. Subscriber understands the Company has not registered the Securities under the Securities Act and thus neither the SEC nor any state authority has reviewed them. Subscriber also understands the Company is offering and selling the Securities pursuant to an exemption from registration contained in the Securities Act based in part on Subscriber's representations contained herein.

c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees no ready public market exists for the Securities and there is no guarantee that a market for resale will ever exist. Subscriber bears the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any public market or take any steps (including registration under the Securities Act or the Securities and Exchange Act of 1934 as amended) with respect to facilitating, trading, or resale of the Securities. Subscriber acknowledges he/she/it is able to bear the economic risk of losing Subscriber's entire investment. Subscriber also understands investment in the Company involves significant risks and has taken full cognizance of and understands all the risk factors relating to the purchase of the Securities.

d) Resales. Subscriber agrees that during the one-year period beginning on the date Subscriber acquired the Securities pursuant to this Subscription Agreement it shall not transfer the Securities except:
i) To the Company;
ii) To an "Accredited Investor" within the meaning of Rule 501 of Regulation D of the Securities Act;

iii) As part of an offering registered through the Securities Act with the SEC; or

iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or any other similar circumstance.

e) Investment Limits: Subscriber represents that either:

i) Subscriber's net worth or annual income is less than $107,000 and that the amount he/she/it is investing via this Subscription Agreement together with all other amounts Subscriber is investing in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months is either less than: (i) 5% of the lower of its annual income or net worth; or (ii) $2,200; or

ii) Both the Subscriber's net worth or annual income are more than $107,000 and that the amount he/she/it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months is less than 10% of the lower of its annual income or net worth and does not exceed $107,000.

f) Shareholder Information. Within five days after receipt of a request from the Company, Subscriber agrees to provide the Company its shareholder status (or potential shareholder status) and to execute and deliver documents reasonably necessary to comply with all laws and regulations to which the Company is or may become subject. Subscriber further agrees that should it transfer the Securities, it shall require the transferee to inform the Company of the transfer as a required condition.

g) Company Information. Subscriber has read the Offering Statement and Offering Materials. Subscriber understands the Company is subject to all the risks that apply to early-stage companies whether or not those risks are explicitly set out in the Offering Statement. Subscriber has had an opportunity to discuss the Company's business, management, and financial affairs with the Company's representatives or agents and has had the opportunity to review the company's operations. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its representatives or agents regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, the Company has made no representations or warranties to Subscriber, or to Subscriber's advisors or representatives.

h) Valuation. The Subscriber acknowledges the Company set the price of the Securities based on the Company's internal valuations and the Company makes no warranties as to value. The Subscriber further acknowledges the Company may make future securities offering offerings at lower valuations, with the result the Subscriber's investment will bear a lower valuation.

i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

j) Foreign Investors. If a Subscriber is not a United States person (as defined in Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe to the Securities or any use of this Subscription Agreement including: (i) the legal requirements within the jurisdiction for the purposes of the Securities; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequence, if any, that may be relevant to the purchase, redemption, holding, sale, or transfer of the Securities. Subscriber's payment for, and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5) **Drag Along**
   a) A "Sale of the Company" shall mean either (i) a transaction or series of related transactions in which a person or group of related persons acquires shares representing more than 50% of the outstanding voting power of the Company (a "Stock Sale"); or (ii) a transaction that qualifies as a Deemed Liquidation Event.
   b) If the Company's board of directors and majority of the outstanding classes of stock entitled to vote on such matter approve the Sale of the Company, the Subscriber hereby acknowledges the Securities are nonvoting. The Subscriber shall not be able to vote on any matter, including the Sale of the Company.
   c) If the sale of the Company is structured as a stock sale, Subscriber will sell the same proportion of the Securities as is being sold by owners of Class A Common Stock and on the same terms and conditions of owners of the Class A Common Stock.
   d) If payment exchanged for the Securities pursuant to this Section includes any securities that would require under applicable law (i) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (ii) the provision to the Subscriber of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "Accredited Investors" as defined in Regulation D under the Securities Act, the Company may cause to be paid to the Subscriber, in lieu thereof, against surrender of the Securities which would have otherwise been sold by the Subscriber, an amount in cash equal to the fair value (as determined in good faith by the Company) of the Securities which the Subscriber would otherwise receive as of the date of the issuance of such securities in exchange for the Securities.

6) **Revisions to manner of holding**. If statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding, and disposing of securities issued by a single company (Crowdfunding SPVs) to make offerings under Section 4(a)(6) under the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements in Section 3(a)(9) of the Securities Act. Subscriber agrees that if Subscriber does not provide information sufficient to affect such exchange in a timely manner, the Company may repurchase the Securities at a price determined by the board of directors. Subscriber further agrees to transfer its Securities issued under 4(a)(6) of the Securities Act into "Street Name" in a brokerage account in Subscriber's name if the Company pays all costs of such transfer. Subscriber agrees that if Subscriber does not provide information sufficient to affect such transfer in a timely manner, the Company may repurchase the Securities at a price determined by the board of directors.

7) **Irrevocable Proxy; SPV Reorganization**.
   a) If the Subscriber is not a holder of more than 20% of the shares of the Company (Major Investor) the Subscriber hereby appoints, and shall appoint in the future upon request the then current Chief Executive Officer as the Subscriber's true and lawful proxy (the Proxy). The Proxy shall have power to act alone and with full substitution consistent with this instrument and on behalf of the Subscriber to: (i) give and receive notices of communications; (ii) execute any instrument or document the Proxy determines is necessary or appropriate in the exercise of its authority under this instrument; and (iii) take all actions necessary or appropriate in the Proxy's judgment for the accomplishment of the foregoing. The Proxy and power granted by the Subscriber pursuant to this section

7(a) are coupled with an interest. Such proxy and power will be irrevocable through and including the date of a final closing of an equity financing. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency, or disability of the Subscriber. And if the Subscriber is an entity will survive the merger or reorganization of the Subscriber or any other entity holding this instrument. The Proxy is an intended third-party beneficiary of this Section 7(a) and Section 7(c) and has the right, power, and authority to enforce the provisions hereof as though it was a party.

b) Other than gross negligence or willful misconduct, the Proxy shall not be liable for any act done or omitted in his, her, or its capacity as representative of the Subscriber pursuant to this instrument while acting in good faith. Any act done or omitted pursuant to the written advice of outside counsel shall be conclusive evidence of good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, obligations, or liabilities on behalf of the Subscriber otherwise exist against the Proxy. The Subscriber shall indemnify, defend, and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, actions, fees, costs, and expenses (including the fees and expenses of counsel and experts and their staffs and all expenses of document location, duplication and shipment) (collectively Proxy Losses) arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Subscriber pursuant to this instrument. If any Proxy Losses are finally adjudicated to have been directly caused by the Proxy's gross negligence or willful misconduct, the Company shall reimburse the Subscriber the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Amount). In no event shall the Proxy be required to advance, his, her, or its own funds on behalf the Subscriber or otherwise. The Subscriber acknowledges and agrees the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

c) A decision, act, consent, or instruction of the Proxy constitutes a decision of the Subscriber and is final, binding, and conclusive upon the Subscriber. The Company, Stockholders, and any other third party are hereby relieved of any liability to any person for any acts done by them for such decision, act, consent, or instruction of the Proxy.

d) The Subscriber hereby agrees to take all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any shares of the capital stock issued pursuant to this Subscription Agreement issued into a Special Purpose Vehicle or other entity designed to aggregate the interests of the Subscribers.

8) **Repurchase.** If the Company determines in its sole discretion that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended as required by Section 12(g) thereof, the Company shall have the option to repurchase this instrument from the Subscriber for the greater of: (i) the purchase amount; or (ii) the fair market value of this instrument as determined by an independent appraiser of the securities chosen by the Company (such repurchase "the Repurchase" and such greater value "the Repurchase Value"). But if an equity financing occurs within three months after the repurchase and the Repurchase Value is less than the aggregate value of the securities the Subscriber would have received had the repurchase not occurred (where such value is determined by multiplying the number of shares of the Securities by the conversion price and is referred to as the "Aggregate Value") the Company shall pay the Subscriber an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly

following the consummation of the equity financing. Such independent appraiser shall be regularly engaged in securities valuation. The foregoing repurchase options terminate upon a change of control or dissolution event.

9) **Indemnity**. The representations, warranties, and covenants made by the Subscriber herein shall survive the closing of this Subscription Agreement. The Subscriber agrees to indemnify and hold harmless the Company, and its respective, officers, directors, and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage, expense, whatsoever, (including but not limited to any and all reasonable attorney's fees) and expenses reasonably incurred in investigating, preparing, or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

10) **Governing Law and Jurisdiction**. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Maryland.

   a) Each Subscriber and the Company consents to the jurisdiction of any state or federal court of competent jurisdiction located within the State of Maryland and no other place. The parties irrevocably agree that no actions or proceedings related to this Subscription Agreement may be litigated in any other courts. Each Subscriber and the Company accepts for itself and himself and in connection with its and his respective properties, generally and unconditionally, the exclusive jurisdiction of the aforesaid courts and waives any defense of forum non conveniens, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Subscription Agreement. Each Subscriber and the Company further irrevocably consents to the service of process out of any of the aforementioned courts in the manner and in the address specified in Section 10 and the Signature page of this Subscription Agreement.

   b) Each party irrevocably waives all right to trial by jury in action, proceeding, counterclaim (whether based in contract, tort, or otherwise) arising out of or relating to this Subscription Agreement or the actions of either party in the negotiation, administration, performance, and enforcement, thereof. Each party also waives any bond, surety, or security upon such bond, which might, but for this waiver, be required. Each party further warrants and represents that it knowingly and voluntarily waives its jury trial rights. This waiver is irrevocable, meaning it may not be modified either orally or in writing, and this waiver shall apply to any subsequent amendments, renewals, supplements, or modifications to this Subscription Agreement. In the event of ligation, this Subscription Agreement may be filed as a written consent to a trial by the court.

11) **Notices**. Notice, requests, demands, and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed duly given when: (i) delivered personally on the date of such delivery; (ii) mailed by certified mail on the date mailed, postage prepaid, return receipt requested, on the third day after posting; or (iii) emailed, telecopied, or cabled on the date of such delivery to the address of the respective parties as follows:

   a) Company: Trustwire Corporation 12154 Darnestown Rd, Unit 238, Gaithersburg, MD, 2087

   b) Subscriber: To the Subscriber's Address as shown on the Signature Page or to other such address as may be specified by written notice by the party entitled to receive such notice. Any material notices, requests, demands, or other communications by email, telecopy, or cable shall be confirmed by letter given in accordance with (a) or (b) above.

12) Miscellaneous

a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular, or plural as the identity of the person or persons or entity or entities may require.

b) This Subscription Agreement is not transferable or assignable by the Subscriber.

c) The representations, warranties, and agreements contained herein are made by and binding upon Subscribers and its heirs, executors, administrators, successors and shall inure to the benefit of the Company and its successors and assigns.

d) No provision of this Subscription Agreement may be waived, changed, terminated, orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

e) If any part of this Subscription Agreement is found to be void or unenforceable the remaining provisions are separable and binding with the same effect as if the void or unenforceable part were never subject of the Subscription Agreement.

f) The invalidity, illegality, or unenforceability, of one of more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality, or enforceability of this Subscription Agreement including any such provision in any other jurisdiction it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter and contains the sole and entire agreement between the parties with respect to the subject matter.

h) The terms and provisions of this Subscription Agreement are intended solely for the benefits of the parties and their respective successors and assigns. The parties do not intend to confer, and no provisions of the Subscription Agreement shall confer, third-party beneficiary rights upon any other person except as provided herein.

i) Headings used in this Subscription Agreement are for convenience of reference only and do not define or limit the provisions hereof.

j) The parties may execute this Subscription Agreement in any number of counterparts, each of which will be deemed an original but all of which together will constitute the same instrument.

k) If any recapitalization or other transaction affecting the stock of the Company if effected, then any new substituted or additional securities or other property which is diluted with respect to the Securities, shall be immediately subject to this Subscription Agreement to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

l) No failure or delay by any party in exercising any right, power, or privilege, under this Subscription Agreement shall operate as a waiver thereof, or shall any single or partial exercise thereof preclude any other or future exercise thereof or the exercise of any other right, power, or privilege. The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies provided by law.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]   .

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Trustwire Corporation

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

SUBSCRIBER:

Investor Signature

By: _____

By: _____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited